SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Rating Action: Moody's affirms Eletrobras' Ba3 rating; changes outlook to stable from negative

Global Credit Research - 04 Dec 2017

Sao Paulo, December 04, 2017 -- Moody's Investors Service, ("Moody's") affirmed the Ba3 rating of Centrais Eletricas Brasileiras SA - Eletrobras, including the company's senior unsecured debt and corporate family rating (CFR). Simultaneously, Moody's raised the company's baseline credit assessment (BCA) to b1 from b2 and changed the outlook for all ratings to stable from negative. This action reflects Eletrobras' liquidity improvement, evolving operating profile and strengthened corporate governance.

Affirmations:

..Issuer: Centrais Eletricas Brasileiras SA -- Eletrobras ...Corporate family ratings (CFR), Affirmed at Ba3 $1750M Global Notes due 2021, Affirmed at Ba3 Outlook for all ratings changed to stable from negative RATINGS RATIONALE

The upgrade of Eletrobras' BCA reflects the company's better credit metrics on a stand-alone basis, and the ongoing progress of its corporate restructure plan to enhance internal controls and improve profitability. It also considers Moody's perception of improved liquidity through September 2017, specifically related to a more robust cash position to meet upcoming debt maturities over the next 12 months. Constraining Eletrobras' credit profile are the high debt levels and large contingent liabilities.

Eletrobras' Ba3 ratings consider Moody's joint default analysis for the company as a government-related issuer and therefore, it incorporate our expectations on the credit profile of the Brazil's government (Ba2 negative) and assumptions for moderate support and high dependence levels from the government of Brazil. Eletrobras' dominant position in the Brazilian electricity market along with its strategic role for regional economic development given the participation in most of the country's relevant energy projects further support the ratings.

The stable outlook on Eletrobras' ratings incorporates Moody's view that the company's credit profile will continue to gradually improve counterbalancing the negative outlook on the government of Brazil's Ba2 rating.

The government's plan to dilute its participation in Eletrobras through an equity offering and the changes in the concession framework under discussion, provide opportunities for the company to further strengthen its operating and financial profile. At the same time, Moody's recognizes high uncertainties for this process to be completed in 2018, thus any potential benefits of the privatization have not been incorporated it into the ratings at this time.

Over the last year, Eletrobras made significant progress to build-up its internal controls through the implementation of a shared service center and an integrated computer-network management system for consistency in the reporting of all its subsidiaries. The company's also implemented an extraordinary retirement plan, reaching about 86% of its employee reduction target. Together, those initiatives are expected to generate consolidated savings of approximately BRL1.5 billion per year for Eletrobras.

In terms of corporate governance, the company took several initiatives to bring its internal practices in line with local and international regulatory standards, such as updating the code of ethics to comply with stricter governance laws in Brazil and alignment of its bylaws for an uniform approach towards approval levels for existing and future investments across the company.

There are other pending developments to achieve a leaner operating structure, including the divesture of six distribution companies: CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas D, and the

sale of ownership stakes in 77 special purpose entities (SPEs) comprising 3,354 kilometers of transmission lines and 862 MW of wind power generation projects. The restructuring plan also includes the transfer of indirect equity interests at certain SPEs to the holding-company level, with the elimination of intercompany loans. Moody's base case scenario considers those initiatives to be mostly completed during first half of 2018.

As of September 30, 2017, Eletrobras reported a cash outstanding balance representing 146% of short term debt maturities up from 99% in fiscal year-end 2016. The company's leverage, as measured by the Cash from operations before working capital change (CFO pre WC) to debt ratio, reached 5% in the last twelve months ended September 30, 2017, up from 0.3% in December 31, 2016. Meanwhile, the CFO pre WC interest coverage ratio improved to 1.3x from 1.0x. Those levels are sustainable over the next 3 to 4 years with the ongoing developments of its business restructuring plan.

Constraining the credit profile improvement is Eletrobras' high debt burden. For the most recent reporting period, the company accounted for about BRL46 billion in consolidated debt outstanding. The company also has approximately BRL16 billion in past due obligations with suppliers (mainly Petrobras). Although part of those liabilities are covered by reimbursement credits from sector charges, there are disputes with the regulator ANEEL to determine the exact credit amount and the timing for compensation. Eletrobras also has BRL23 billion in provisions to address probable losses in lawsuits of the company and its subsidiaries are parties underway in the courts; but it will not materialize all at the same time in the next 12-18 months, which mitigates the impact on the company's liquidity.

The unfavorable performance of the distribution companies has been hurting Eletrobras' credit metrics. The successful exit of those businesses will enhance the consolidate profitability, but balance sheet leverage will likely increase, since the proposed privatization model considers Eletrobras providing equity increases or upstream debt lying at the level of the operating distribution companies. As such, Moody's estimates Eletrobras consolidated debt to book capitalization ratio will reach 53% in 2018, up from the current 47%, and will probably stay in the low fifties towards the end of this decade.

WHAT COULD CHANGE THE RATINGS UP/DOWN

Upward ratings pressure could result from a sustained trend of stronger internal cash generation and the extension of the company's debt maturity profile. Quantitatively, the ratings could be upgraded if we see an upturn in the company's overall metrics so that the cash from operations before changes in working capital (CFO pre-WC) to total debt ratio approaches 10% and the interest coverage remains above 1.5x on a sustainable basis. Moody's may also consider an upgrade of Eletrobras ratings following a material reduction of the uncertainties around the company's contingent liabilities or the government's privatization plan.

Downward rating pressure could come with a deterioration in the company's liquidity profile resulting from challenges in refinancing its short term debt obligations and/or an unexpected large cash outlays related to the company's contingent liabilities. Moody's would consider a downgrade if such pressures were not mitigated by an extraordinary financial support from its shareholders or upcoming asset sales. A weakened support of the regulatory framework could also prompt a downward action, as well as further deterioration in the sovereign's credit quality.

Headquartered in Rio de Janeiro, Eletrobras is a holding company controlled by Brazil´s federal government with 51% of Eletrobras' voting capital and 41% of its total capital. Eletrobras is the largest Brazilian generation and transmission company, in the twelve months ended September 30, 2017 the company reported BRL28.1 billion in net revenues (excluding construction revenues, CELG-D and the RBSE). Eletrobras' transmission lines comprise 70,148 kilometers, or 47% of the country's total high-voltage transmission lines. Eletrobras' electricity generation has installed capacity of 47 gigawatts, which accounts for 31% of Brazil's total generation installed capacity, besides, the company also has 22.4 GW in projects under construction to be completed by 2023. The distribution business, largely composed of small distribution companies in the north and center west portions of Brazil, represents around 5% of the total energy distributed in the country.

The methodologies used in these ratings were Regulated Electric and Gas Utilities published in June 2017, and Government-Related Issuers published in August 2017. Please see the Rating Methodologies page on www.moodys.com.br for a copy of these methodologies.

REGULATORY DISCLOSURES

Information sources used to prepare the rating are the following: parties involved in the ratings, parties not involved in the ratings, public information, and confidential and proprietary Moody's information.

Information types used to prepare the rating are the following: financial data, economic and demographic data, debt documentations, legislation, by-laws and legal documents, operating data, historical performance data, public information, Moody's information, government policy documents, regulatory filings.

Sources of Public Information: Moody's considers public information from many third party sources as part of the rating process. These sources may include, but are not limited to, the list available in the link http://www.moodys.com/viewresearchdoc.aspx?docid=PBC_193459 .

Moody's considers the quality of information available on the rated entity, obligation or credit satisfactory for the purposes of issuing a rating.

Moody's adopts all necessary measures so that the information it uses in assigning a rating is of sufficient quality and from sources Moody's considers to be reliable including, when appropriate, independent third-party sources. However, Moody's is not an auditor and cannot in every instance independently verify or validate information received in the rating process.

The ratings have been disclosed to the rated entity or its designated agent(s) and issued with no amendment resulting from that disclosure.

Please see the ratings disclosure page on www.moodys.com.br for general disclosure on potential conflicts of interests.

Moody's America Latina Ltda. may have provided Other Permissible Service(s) to the rated entity or its related third parties within the 12 months preceding the credit rating action. Please go to the report "Ancillary or Other Permissible Services Provided to Entities Rated by Moody's America Latina Ltda." in the link http://www.moodys.com/viewresearchdoc.aspx?docid=PBC_197852 for detailed information.

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The date of the last Credit Rating Action was 31/5/2017.

Moody's ratings are constantly monitored, unless designated as point-in-time ratings in the initial press release. All Moody's ratings are reviewed at least once during every 12-month period.

For ratings issued on a program, series or category/class of debt, this announcement provides certain regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series or category/class of debt or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody's rating practices. For ratings issued on a support provider, this announcement provides certain regulatory disclosures in relation to the credit rating action on the support provider and in relation to each particular credit rating action for securities that derive their credit ratings from the support provider's credit rating. For provisional ratings, this announcement provides certain regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.br.

For any affected securities or rated entities receiving direct credit support from the primary entity(ies) of this credit rating action, and whose ratings may change as a result of this credit rating action, the associated regulatory disclosures will be those of the guarantor entity. Exceptions to this approach exist for the following disclosures, if applicable to jurisdiction: Ancillary Services, Disclosure to rated entity, Disclosure from rated entity.

Please see ratings tab on the issuer/entity page on www.moodys.com.br for the last rating action and the rating history. The date on which some ratings were first released goes back to a time before Moody's ratings were fully digitized and accurate data may not be available. Consequently, Moody's provides a date that it believes is the most reliable and accurate based on the information that is available to it. Please see the ratings disclosure page on our website www.moodys.com.br for further information.

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Regulatory disclosures contained in this press release apply to the credit rating and, if applicable, the related rating outlook or rating review.

Please see www.moodys.com.br for any updates on changes to the lead rating analyst and to the Moody's legal entity that has issued the rating.

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Cristiane Spercel

Vice President - Senior Analyst Project Finance Group Moody's America Latina Ltda. Avenida Nacoes Unidas, 12.551 16th Floor, Room 1601 Sao Paulo, SP 04578-903 Brazil JOURNALISTS: 800 891 2518 Client Service: 1 212 553 1653

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Releasing Office:

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.